3005 Highland Parkway Suite 200 Downers Grove, IL 60515
Phone: (630) 743-5024 Fax: (630) 743-2670

Ivonne M. Cabrera

Senior Vice President, General Counsel & Secretary

VIA EDGAR

October 30, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Cecilia Blye
Chief, Office of Global Security Risk

Re:	Dover Corporation
SEC Comment Letter dated September 17, 2013
SEC File No. 1-4018

Dear Ms. Blye:

Dover Corporation (the “Company”) is submitting the following response to the Staff’s comment letter dated September 17, 2013 on the Company’s Form 10-K for the year ended December 31, 2012 filed on February 15, 2013. To facilitate your review, each of the Company’s responses is presented beneath the corresponding comment.

Form 10-K For the Year Ended December 31, 2012

General

1. We note from the Code of Business Conduct and Ethics found on your website that employees must obtain a legal review of any transaction involving Syria, Sudan or Cuba. Syria, Sudan and Cuba are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria, Sudan or Cuba, whether through subsidiaries, affiliates, distributors, resellers, joint venture partners or other direct or direct arrangements. Your response should describe any products, components or technologies you have provided to or received from Syria, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

United States Securities and Exchange Commission

Division of Corporation Finance

October 30, 2013

The Company takes very seriously its obligation to comply with all applicable laws and regulations and is committed to complying with all applicable export controls and economic sanctions laws and regulations, hence the requirement in the Code of Business Conduct and Ethics for legal review of transactions involving countries subject to U.S. embargoes and trade restrictions. The Company maintains a network of import/export compliance personnel at its headquarters and at its operating subsidiaries and devotes substantial resources to educating and training its compliance personnel and other personnel on these laws and regulations. For example, in 2012 alone, the Company ran six training sessions on export screening, attended by over 300 persons, nine U.S. export/import compliance sessions directed specifically at compliance personnel, attended by more than 200 persons, six EU export/import compliance sessions, attended by more than 60 persons, as well as additional training sessions on Chinese import/export compliance and the International Traffic in Arms Regulations. In addition, import/export compliance topics have been addressed in the Dover compliance newsletter, which is issued to over 7,000 employees of Dover globally at and above the managerial level and is distributed in six languages (English, Spanish, French, Chinese, Swedish, German).

The Company complies with all U.S. economic sanctions and export controls laws and regulations. In this regard, the Company does not have any subsidiaries, affiliates, offices, operations, or employees in Syria, Sudan or Cuba. The Company does not have any agreements or commercial arrangements with agencies or departments of the governments of Syria, Sudan or Cuba or, to the Company’s knowledge, any agreements, commercial arrangements or other contacts with entities that are owned or controlled by agencies or departments of the governments of Syria, Sudan or Cuba. The Company’s subsidiaries and affiliates may have, from time to time, received unsolicited sales inquiries from Syria, Sudan or Cuba that might be considered “contacts” with those countries, but to the extent that unsolicited inquiries do not result in purchase orders or sale contracts, the Company does not maintain records of such communications in the ordinary course of business. To the Company’s knowledge after due inquiry, except for a handful of situations described below involving distributors, resellers or potentially diverted shipments, the Company’s subsidiaries have not, directly or indirectly, sold products or components during the last three fiscal years to customers in Syria or Cuba. The Company has not identified any contacts, direct or indirect, with Sudan.

United States Securities and Exchange Commission

Division of Corporation Finance

October 30, 2013

The Company’s subsidiaries, affiliates, offices and operations are global, cover a wide range of products and services, and make sales through a number of third party distribution and reseller structures. Its operations are subject to the laws of the U.S. and to the countries in which its operations are based. To the extent that the Company has become aware that certain U.S. and non-U.S. subsidiaries and affiliates, distributors or resellers may have provided goods or services to any of Syria, Sudan or Cuba, the Company has reviewed the activities under applicable laws and has taken steps to ensure compliance with applicable laws. The Company is aware of four transactions potentially involving Syria or Cuba (and none for Sudan) from 2010 through 2012:

•	The Company’s beverage canning equipment subsidiary sold products to a Lebanese enterprise owned by Syrian principals and to a U.S.-based integrator in 2010. In subsequent inquiries, the subsidiary learned that the equipment was not installed in Lebanon at the address provided at the time of the sale, but cannot confirm the final destination of the products or whether the machinery was diverted to another country.

•	The Company’s non-U.S. subsidiary which manufactures printing equipment and supplies sold its non-U.S. origin products and supplies to a Syrian distributor in 2010- through 2012, in sales that were in compliance with U.S. and local laws.

•	The printing equipment subsidiary exported products and supplies from the United States to a Dominican Republic-based distributor in 2010, and that distributor resold certain of those products and supplies to two global food processing companies operating in Cuba.

•	Another of the Company’s printing equipment companies learned of sales in 2011 by an Italian distributor to customers located in Syria when that distributor, following the sales, submitted vouchers as part of reseller product support programs. The relevant distribution agreement specifically required that the distributor comply with U.S. export control laws.

In each instance listed above, the Company has investigated the activities, and the operating subsidiaries have taken steps ensure that the activities will not continue in the future. Distributors have been notified that they must comply with the terms of agreements, and the distributor based in Syria has been terminated. In all cases, the subsidiaries have flagged products on their systems so that they do not provide ongoing support. As noted above, additional training on export controls has been instituted on a company-wide basis.

There have been no contacts with or revenues generated from Syria, Sudan or Cuba in 2013. Further, the Company did not purchase any goods or services from Syria, Sudan or Cuba during 2010-2013. The Company does not intend to have any future contact with Syria, Sudan or Cuba.

2. Please discuss the materiality of any contact with Syria, Sudan and Cuba described in responses to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

United States Securities and Exchange Commission

Division of Corporation Finance

October 30, 2013

As noted above, the Company takes very seriously its obligations to comply with all applicable laws and regulations and is committed to complying with all applicable export controls and economic sanctions laws and regulations. Accordingly, as discussed above, the Company has instituted an extensive export compliance program across the organization, making resources, including screening tools and training, available to all of its operating companies and reinforcing applicable export regulations. The transactions described above were not material to the Company individually or in the aggregate. In each instance, the Company has promptly implemented additional actions to prevent reoccurrences.

The Company has analyzed its subsidiaries’ limited, historical activities involving Syria, Sudan and Cuba and does not believe that those activities pose a material investment risk for the Company’s securityholders. In making this determination, the Company considered the quantitative and qualitative factors that it believes a reasonable investor would find important in making an investment decision, including the potential impact of the disclosure of these activities on the Company’s reputation and the trading price of the Company’s securities. From a quantitative perspective, as discussed above, the Company estimates that the total revenues from the handful of combined sales or reseller activities related to Syria, Sudan and Cuba amounted to less than 0.037%, 0.012%, and 0.001%, respectively, of the Company’s total consolidated revenues in each of 2010, 2011 and 2012, including transactions involving products which the Company suspects but is unable to confirm may have been diverted. Even when taken together over the period, the sales were not material to the Company’s business.

As noted above, the Company maintains compliance programs to ensure compliance with applicable laws. As evidenced by the de minimus number and value of the transactions described herein, the Company believes that its ongoing compliance efforts have been successful to date. The Company is not aware of any inquiries or complaints and has not received any shareholder proposals from its investors relating to the Company’s limited contacts with Syria, Sudan or Cuba. Moreover, the Company has not, to its knowledge, experienced any negative publicity or reputational damage associated with the handful of transactions described in this letter. The Company does not believe that such transactions have had any impact on its share price or otherwise had any material quantitative or qualitative impact on the Company. Therefore, the Company does not believe that those transactions pose a material risk to its investors.

3. Please tell us whether any products, components or technology utilized in contacts with Syria, Sudan or Cuba involved dual use products, or products on the Department of Commerce’s Control List.

None of the products, components or technologies described above are or were at the time of their sale dual use products, that is, products on the Department of Commerce’s Control List.

United States Securities and Exchange Commission

Division of Corporation Finance

October 30, 2013

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As requested by your letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Company’s filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you continue to have questions following your review of the information provided by this response or require any additional information, please contact me at (630) 743-5024.

Very truly yours,

DOVER CORPORATION

By:	/s/ Ivonne M. Cabrera
Name:	Ivonne M. Cabrera
Title:	Senior Vice President, General Counsel
& Secretary

cc:	Ms. Amanda Ravitz
Assistant Director, Division
of Corporation Finance